Exhibit 99.1

October 26, 2026

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Aurelion Inc. (the “Company”) concerning the change in the Company’s independent registered public accounting firm, a copy of which has been provided to us, and which we understand will be furnished to the Securities and Exchange Commission in the Company’s report on Form 6-K dated October 26, 2026.

We agree with the statements concerning Summit Group CPAs, P.C., contained therein. We have no basis to agree or disagree with other statements of the Company contained therein.

Very truly yours,

/s/ Summit Group CPAs, P.C.
Summit Group CPAs, P.C.